Downland



LETTER   REPORT CARD   FINANCIALS   THANKS   DETAILS   SAY HELLO

Dear investors,

Building Downland has been one of the hardest things I've ever done. The fundraising headwinds are real and your own budget probably has you feeling those headwinds in your household. The loneliness that founders warn about is a real trope. Though I've heard that story, I haven't lived it because of this community.

You've shown up with warm introductions, candid advice, leads, encouragement at exactly the right moment, and belief in this mission before the metrics demanded it. That's not nothing. I don't need a cofounder because I have your support (and Kevin's) emotionally and financially. Thank you for this precious gift.

Farmers don't build alone. They rely on neighbors, seasons, and shared stakes in the land. That's how I experience this company. We are building Downland together, and I am profoundly grateful for every single one of you who said yes to the vision, to the founder, and to the farmers waiting on the other side of what we're building.

Thank you. Let's go make growing season count.

We need your help!

Two things: investor introductions and grants. Connect us with mission-aligned investors writing checks of $10K–$250K — family offices, ag-focused angels, fintech believers, and anyone who cares about keeping farmland in farming families. Forward grants aligned to our mission: economic mobility, regenerative agriculture, beginning farmer access, urban/rural connection, and generational wealth transfer. We're finalizing a fiscal sponsor relationship that unlocks nonprofit grant eligibility, so timing on grant leads is ripe.

Sincerely,

Jessica Roesch

Founder

How did we do this year?



REPORT CARD

B+

☺ **The Good**

Waitlist surged to nearly 9,000! Farmers and landowners are actively seeking Downland's

☹ **The Bad**

Follow-on capital proved harder than expected — a lead investor doesn't guarantee a full round in actively seeking Downland's solution before we've fully launched.

Our 40-person beta group gave us lots of feedback on our MVP

Secured a pre-seed lead investor in HudsonAlpha Institute for Biotechnology and lots of industry recognition

doesn't guarantee a full round in this macro environment.

Recurring revenue model still needs validation — subscription conversion remains unproven beyond one-time transaction fees.

Lean by design, but no full-time technical staff yet creates execution risk as we scale.

2025 At a Glance

January 1 to December 31




$755 [16%]
Revenue



-$152,825
Net Loss



$52,653 [30%]
Short Term Debt



$150,891
Raised in 2025



$2,659
Cash on Hand
As of 03/10/26

INCOME   BALANCE   NARRATIVE

 Revenues    Profit





$900
-$69,980
$755
-$152,825
2024
2025

Net Margin: -20,242% Gross Margin: 0% Return on Assets: -252% Earnings per Share: -$0.02

Revenue per Employee: $755 Cash to Assets: 23% Revenue to Receivables: ~ Debt Ratio: 242%

Downland_Inc._GAAP_Financial_Report.pdf

We ❤ Our 69 Investors

Thank You For Believing In Us

Adam W Barney
Hiroshi Yoshikawa
Ashley Brake
Michael Turner
Anna Hamilton
Peter Roesch
Emily Nussman
Barrett Olafson
Kate Pielage
Kelsey Lyles
Abianne Falla
Julia Conner
Tim Wolters
Jothy Rosenberg
Penny F. Shore
Felix Vayssieres
Justin Dixon
Matt Timmins
James Boardman
Carol Chen
Andy C
Paul Clark
Ian Wheal
Ismael Pineda
Tameron McGurren-Leal
Shawn Castator
Nick Van Osdol
Robbie Dye
Jacquelyn M. Carlson
Shayna Dunitz
J. Anthony Seliskar
Tim Metzner
Christine S Dunlap
Kevin Roesch
Narriman Carlton
Miles Aron
AJ Richards
Summer Cooke
Jacquelyn Prestegaard
Victoria Seto
Chase Davidson
Theodore Shumaker
Stephani Lucas
Marc Eberhart
Jumana H
Sabina Hemmi
Jessi Roesch
Eirik Olsen
Shadaab Khan
Kevin Koym
Rebecca Tasker
Mindy McTeigue
Jason Ethier
Corey Pudhorodsky
Karen White
Erin Pritchard
Adam Snodgrass
Kimia Dargahi
Chukwudi N. Kanu
Nicole Ayres
James N Hansen
Patrick Mackie
Andie Marsh
Lisa Haitz
Charlotte Canner
John Cowan
James Drakes
Francis Wray
Michael Hillenmeyer

Thank You!

From the Downland Team



Jessi Roesch in

Founder

2x startup executive named to #10 on Inc. 5000 in Financial Services, Terra.do Climate Fellow, ex-GE, unicorn alumni

Details

The Board of Directors

Director	Occupation	Joined
Jessica Roesch	CEO @ Downland	2022

Officers

Officer	Title	Joined
Jessica Roesch	CEO	2022

Voting Power ❓

Holder	Securities Held	Voting Power
Jessica Roesch	8,000,000 80,000	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2022	$24,845		Other
02/2023	$4,800		Section 4(a)(2)
12/2023	$21,661		Section 4(a)(2)
05/2025	$50,891		4(a)(6)
07/2025	$50,000		Other
07/2025	$50,000	Common Stock	Other

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
07/17/2025	$50,000 ?	6.0%	20.0%	$3,000,000	07/17/2027 ?

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Bankers Healthcare Group, LLC ?	09/09/2022	$24,845	$21,974 ?	18.0%	09/15/2029	Yes
Lending Club	02/01/2023	$4,800	$0 ?	8.99%	02/01/2026	

Related Party Transactions

The company has a signed LOI for $11,000 with a related party, I Am Nutrition 2 Go LLC (Kevin Roesch). Kevin Roesch is the Downland founder's husband.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	8,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from its services and subsidiary operations. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

Third parties or competitors may copy features, functionality or business practices and this could impede growth and ultimate success. The company is mitigating this risk by being an early mover in the market and partnering with established advisors to develop our model.

The market is not predictable. While we may be able to sell the company for its technology, client relationships, team or other factors, there is no guarantee that it can be sold, nor that it will become profitable, nor that it will reach an Initial Public Offering (IPO). Even if those do occur, there is no guarantee that investor returns will be positive.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce other expenses. Were recurring revenue to decrease, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may have difficulty obtaining additional funding and the Company cannot assure you that additional capital will be available when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company raises additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on the Company's operations. If the Company raises additional funds through collaborations and licensing arrangements, it might be required to relinquish significant rights technologies or product candidates or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the company may have to delay, scale back, or eliminate some of its operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

The company has a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. Even if the Company is successful, an investor may want immediate access to the then net worth of the investment, but selling private securities can be difficult or impossible. In this case, an investor may need to wait until a liquidity event, and there are no guarantees one will occur.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Purchasers will be unable to declare the Security in "default" and demand repayment. Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. Only in a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF. Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

We may implement new lines of business or offer new products and services within existing lines of business. As an early-stage company, the company may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

While the Company believes in good faith that its business plans have a reasonable chance of success, the operation of the Company are ultimately speculative and involve the possibility of a total loss of investment, due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand total loss of their investment.

Upon dissolution of the Company, you may not recoup all or any portion of your investment. In the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the assets of the Company will first be used to satisfy the Company's secured creditors. If any assets remain, those assets will then be used to satisfy the Company's unsecured creditors (which include holders of the SAFEs). If any assets remain after the payment of all of our debts and liabilities, those remaining assets will then be distributed to all Members, pro rata in proportion to their holdings of units of membership interest in the company, subject to any contractually provided preference to one or more classes of units of membership interest. There can be no assurance that we will have available assets to pay off our creditors, or that there will be any proceeds remaining for distribution to the holders of units of membership interest in the Company upon such a liquidation, dissolution or winding-up of the Company. In this event, you could lose some or all of your investment.

Food safety and food-borne illness incidents or advertising or product mislabeling may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings. Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of, and public awareness regarding, food safety. We are subject to risks affecting the food industry generally, including risks posed by the following: food spoilage or food contamination; consumer product liability claims; product tampering; the possible unavailability and expense of product liability insurance; and the potential cost; regulatory actions related to labeling and marketing and disruption of a product recall. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other

recall. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents caused by products we sell, or involving our co-manufacturer or raw material suppliers, could result in the discontinuance of sales of these products or our relationships with such co-packers and suppliers, or otherwise result in increased operating costs, regulatory enforcement actions or harm to our reputation. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce (and could exhaust or exceed) our capital resources. The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our distributors or our customers, depending on the circumstances, to conduct a recall in accordance with FDA regulations, and comparable state laws. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers and a potential negative impact on our ability to attract new customers due to negative consumer experiences or because of an adverse impact on our brand and reputation. The costs of a recall could exceed or be outside the scope of our existing or future insurance policy coverage or limits.

The specific effects of climate change are unpredictable and may adversely impact our ability to generate products for sale. Erratic weather patterns, such as increased frequency of extreme events like droughts, floods, hurricanes, and heatwaves, can damage crops and pastures, disrupt planting and harvesting schedules, and lead to yield losses. Additionally, changes in temperature and precipitation patterns can affect both crop growth and livestock grazing conditions, potentially reducing yields and impacting animal health. Pests and diseases may proliferate in warmer temperatures and altered rainfall patterns, posing threats to both crops and livestock. Water scarcity is a critical concern, with shifts in precipitation patterns and increased evaporation rates leading to decreased water availability for irrigation and animal consumption, particularly in regions reliant on natural water sources. Soil degradation is another challenge, with extreme weather events contributing to erosion, loss of fertility, and increased salinity, affecting both crop productivity and forage quality for livestock. Ranching operations face additional challenges, such as managing forage availability and quality, maintaining herd health during extreme weather events, and coping with changes in grazing land productivity.

Disruptions in the economy may adversely affect our business, results of operations and financial condition. Economic downturns or fluctuations can impact discretionary spending in the food and hospitality sectors or consumers may shift purchases to lower-priced, private label or other perceived value offerings during economic downturns to achieve real or perceived price savings. Macroeconomic conditions such as depressed prices for agriculture produce and commodities, higher interest rates and higher inflation can negatively impact our business. Adverse and uncertain economic conditions may impact distributor, retailer and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, co-manufacturers, distributors, retailers, consumers and creditors may suffer.

Changes in consumer preferences could adversely affect our business. The food industry, in general, is subject to changing consumer trends, demands and preferences. Trends within the food industry frequently change, and our failure to anticipate, identify or react to changes in these trends could lead to reduced demand and prices for our products, among other concerns, and could have a material adverse effect on our business, financial condition and results of operations.

The Company may conduct a concurrent offering on different terms and provide different information. The Company may raise funds under a separate concurrent offering of securities. Investors in that offering may be provided with different or additional information which, if provided to investors in this offering, would cause them to make a different investment decision. The terms of any such offering may be more advantageous than the terms of this offering.

Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties. The Company operates in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, the Company is subject to heightened risk of legal claims, government investigations or other regulatory enforcement actions. Legal claims, government investigations or regulatory enforcement actions arising out of failure or alleged failure to comply with applicable laws and regulations could subject the Company to civil and criminal penalties that could materially and adversely affect product sales, reputation, financial condition and operating results. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against the Company may be difficult to determine and could adversely affect financial condition and operating results.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in

outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or

Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Downland Inc.

Delaware Corporation
Organized February 2024
1 employees
2521 Magin Meadow Drive
Austin TX 78744 https://www.godownland.com/

Business Description

Refer to the Downland profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Downland is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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